# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G201
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 01/28/2025
Amends the filing with accession number 0000902664-23-004381
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Ave, Flr 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,050,053; sole dispositive power 0; shared dispositive power 1,050,053; aggregate amount beneficially owned 1,050,053 (21.9% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 501,806; sole dispositive power 0; shared dispositive power 501,806; aggregate amount beneficially owned 501,806 (10.5% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 395,328; sole dispositive power 0; shared dispositive power 395,328; aggregate amount beneficially owned 395,328 (8.3% of the class)
- Roderick Wong, M.D. (CIK 0001493280): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,050,053; sole dispositive power 0; shared dispositive power 1,050,053; aggregate amount beneficially owned 1,050,053 (21.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760

## Item 2. Identity and Background
Name of person filing:
Items 2(a)-(c) and 2(f) of the Schedule 13D are hereby amended and restated as follows:

This statement is being filed by (i) RTW Investments, LP, a Delaware limited partnership ("RTW Investments"), (ii) RTW Master Fund, Ltd., a Cayman exempted company ("RTW Master Fund"), (iii) RTW Innovation Master Fund, Ltd., a Cayman exempted company ("RTW Innovation"), and (iv) Roderick Wong, M.D., a United States citizen ("Dr. Wong"). RTW Investments is the investment advisor to certain funds including RTW Master Fund and RTW Innovation Master Fund (collectively, the "RTW Funds"). This statement relates to Shares held directly by the RTW Funds. Each of RTW Investments, RTW Master Fund, RTW Innovation, and Dr. Wong (each, a "Reporting Person" and together, the "Reporting Persons") is filing this statement.
Residence or business address: The address of the principal business office of each the Reporting Persons is 40 10th Avenue, Floor 7, New York, NY 10014.
Present principal occupation or employment: The principal business of RTW Investments is serving as investment to the RTW Funds. The principal business of each of RTW Master Fund and RTW Innovation is investments. The principal occupation of Dr. Wong is to serve as the Managing Partner and Chief Investment Officer of RTW Investments.
Citizenship: RTW Investments is a limited partnership organized in Delaware. Each of RTW Master Fund and RTW Innovation is a Cayman Islands exempted company. Dr. Wong is a citizen of the United States of America.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon (i) 3,553,191 Shares reported to be outstanding as of January 20, 2025, as disclosed in the Issuer's prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on January 27, 2025, and (ii) the sale of 1,240,000 Shares to certain accredited investors on January 24, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on January 28, 2025, for an aggregate of 4,793,191 outstanding Shares, and assumes no conversion of the Notes and no exercise of the warrants held by the Reporting Persons to purchase Shares (the "Warrants"). The Notes held by the RTW Funds are subject to a beneficial ownership conversion limitation such that the RTW Funds cannot convert Notes to the extent it would result in the RTW Funds and their affiliates beneficially owning more than 9.99% of the Issuer's Shares. The Warrants held by the RTW Funds are subject to a Blocker (as defined in Item 4 of Amendment No. 2 to the Schedule 13D), which is currently set at 4.99% and can be increased to 9.99% upon 61 days' prior notice by RTW.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Amendment No. 6 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amendmed and supplemented as follows:

Exhibit 99.20 Joint Filing Agreement

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (01/29/2025)
- RTW Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (01/29/2025)
- RTW Innovation Master Fund, Ltd.: /s/ Darshal Patel, Darshan Patel, Director (01/29/2025)
- Roderick Wong, M.D.: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (01/29/2025)